UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 12)*

TradeStation Group, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

89267P 10 5

(CUSIP Number)

Ralph L. Cruz

TradeStation Group, Inc.

8050 S.W. 10th Street

Suite 4000

Plantation, Florida 33324

(954) 652-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 15, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89267P 10 5	Page 2 of 8

1)	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons

RLCF-I 1997 Limited Partnership
2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3)	SEC Use Only

4)	Source of Funds (See Instructions)

Not Applicable.
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6)	Citizenship or Place of Organization

Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7) Sole Voting Power

6,216,468
8) Shared Voting Power

-0-
9) Sole Dispositive Power

6,216,468
10) Shared Dispositive Power

-0-

11)	Aggregate Amount Beneficially Owned by Each Reporting Person

6,216,468
12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13)	Percent of Class Represented by Amount in Row (11)

13.9%
14)	Type of Reporting Person (See Instructions)

PN

CUSIP No. 89267P 10 5	Page 3 of 8

1)	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons

RLCF-II 1997 Limited Partnership
2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3)	SEC Use Only

4)	Source of Funds (See Instructions)

Not Applicable.
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6)	Citizenship or Place of Organization

Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7) Sole Voting Power

1,950,000
8) Shared Voting Power

-0-
9) Sole Dispositive Power

1,950,000
10) Shared Dispositive Power

-0-

11)	Aggregate Amount Beneficially Owned by Each Reporting Person

1,950,000
12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13)	Percent of Class Represented by Amount in Row (11)

4.4%
14)	Type of Reporting Person (See Instructions)

PN

CUSIP No. 89267P 10 5	Page 4 of 8

1)	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons

Ralph L. Cruz
2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3)	SEC Use Only

4)	Source of Funds (See Instructions)

Not Applicable.
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6)	Citizenship or Place of Organization

USA

Number of Shares Beneficially Owned by Each Reporting Person With	7) Sole Voting Power

8,166,468
8) Shared Voting Power

-0-
9) Sole Dispositive Power

8,166,468
10) Shared Dispositive Power

-0-

11)	Aggregate Amount Beneficially Owned by Each Reporting Person

8,166,468
12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13)	Percent of Class Represented by Amount in Row (11)

18.3%
14)	Type of Reporting Person (See Instructions)

IN

CUSIP No. 89267P 10 5	Page 5 of 8

This Amendment No. 12 further amends Items 2, 4 and 5 of the Statement on Schedule 13D filed by Ralph L. Cruz with the Securities and Exchange Commission on January 10, 2001, as previously amended by Amendment No. 1 filed on May 10, 2002, Amendment No. 2 filed on February 13, 2004, Amendment No. 3 filed on June 7, 2004, Amendment No. 4 filed on September 17, 2004, Amendment No. 5 filed on December 1, 2004, Amendment No. 6 filed on January 10, 2005, Amendment No. 7 filed on November 4, 2005, Amendment No. 8 filed on November 21, 2005, Amendment No. 9 filed on March 10, 2006, Amendment No. 10 filed on May 22, 2006 and Amendment No. 11 filed on August 17, 2006 (“Amendment No. 11”), with respect to the Common Stock, $.01 par value (“Common Stock”), of TradeStation Group, Inc.

Item 2.	Identity and Background.

Item 2 is hereby amended by deleting the information with respect to Ralph L. Cruz set forth therein and replacing it with the following information:

(a)	Name:	Ralph L. Cruz

(b)	Business Address:	In care of TradeStation Group, Inc. 8050 S.W. 10th Street, Suite 4000 Plantation, Florida 33324

(c)	Principal Occupation:	Non-Executive Co-Chairman of the Board of Directors of TradeStation Group, Inc. (a
provider of securities brokerage services and real-time analysis and electronic trading platforms and services), 8050 S.W. 10th Street, Suite 4000, Plantation, Florida 33324

(d)	Criminal Proceedings:	None

(e)	Civil Proceedings:	None

(f)	Citizenship:	United States of America

Item 4.	Purpose of Transaction.

Item 4 is hereby amended by deleting the last paragraph of Item 4 of Amendment No. 11 and adding the following two paragraphs:

On February 15, 2007, RLCF-I 1997 Limited Partnership entered into a Sales Plan (the “Sales Plan”) pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, under which it has instructed Morgan Stanley & Co. Incorporated, as its agent, to sell up to 1,950,000 shares of Common Stock owned by it (the “Total Sales Amount”) over the period (i) beginning on the later to occur of (A) March 12, 2007 and (B) the date following the date that TradeStation Group, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 is filed with the Securities and Exchange Commission and (ii) ending on the earlier to occur of (A) the date that the Total Sales Amount is sold under the Sales Plan and (B) March 31, 2009. Under the Sales Plan, no more than 650,000 shares of Common Stock may be sold during any three calendar-month period in accordance with the terms, conditions and restrictions set forth in the Sales Plan. No sales under the Sales Plan have been made as of the date of this filing.

CUSIP No. 89267P 10 5	Page 6 of 8

Except as described in the preceding paragraphs, the Reporting Persons have no present plans or proposals that relate to or would result in any of the matters required to be set forth in items (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Information with respect to RLCF-I 1997 Limited Partnership:

(a) Aggregate number and percentage of Common Stock owned: See Items 11 and 13 of the applicable cover page. Pursuant to Rule 13d-4, RLCF-I 1997 Limited Partnership expressly declares that the filing of this Schedule 13D shall not be construed as an admission that RLCF-I 1997 Limited Partnership is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D other than the securities specified in Item 11 of the applicable cover page.

(b) Shared versus sole voting and dispositive power: See Items 7, 8, 9 and 10 of the applicable cover page.

(c) Transactions during last 60 days through February 15, 2007: None.

(d) Not applicable.

(e) Not applicable.

Information with respect to RLCF-II 1997 Limited Partnership:

(a) Aggregate number and percentage of Common Stock owned: See Items 11 and 13 of the applicable cover page. Pursuant to Rule 13d-4, RLCF-II 1997 Limited Partnership expressly declares that the filing of this Schedule 13D shall not be construed as an admission that RLCF-II 1997 Limited Partnership is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D other than the securities specified in Item 11 of the applicable cover page.

(b) Share versus sole voting and dispositive powers: See Items 7, 8, 9 and 10 of the applicable cover page.

(c) Transactions during last 60 days through February 15, 2007: None.

(d) Not applicable.

(e) Not applicable.

CUSIP No. 89267P 10 5	Page 7 of 8

Information with respect to Ralph L. Cruz:

(a) Aggregate number and percentage of Common Stock owned: See Items 11 and 13 of the applicable cover page. Pursuant to Rule 13d-4, Ralph L. Cruz expressly declares that the filing of this Schedule 13D shall not be construed as an admission that Ralph L. Cruz is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D other than the securities specified in Item 11 of the applicable cover page.

(b) Shared versus sole voting and dispositive powers: See Items 7, 8, 9 and 10 of the applicable cover page.

(c) Transactions during the last 60 days through February 15, 2007: None.

(d) Not applicable.

(e) Not applicable.

CUSIP No. 89267P 10 5	Page 8 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 26, 2007	/s/ Ralph L. Cruz
(Date)	(Signature)

Ralph L. Cruz, President of RLCF-I GP, Inc., the general partner of RLCF-I 1997 Limited Partnership
(Name and Title)

February 26, 2007	/s/ Ralph L. Cruz
(Date)	(Signature)

Ralph L. Cruz, President of RLCF-II Manager, Inc., the managing member of RLCF-II GP, LLC, the general partner of RLCF-II 1997 Limited Partnership
(Name and Title)

February 26, 2007	/s/ Ralph L. Cruz
(Date)	(Signature)

Ralph L. Cruz, individually
(Name and Title)